UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Appointment of Independent Director

Buenos Aires, August 13, 2020

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: RELEVANT INFORMATION – Appointment of Independent Director

Dear Sirs,

We are pleased to inform that, on August 12, 2020, the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. approved: (i) to appoint Mr. José María Orlando as Director with a term of office until the annual meeting of the Company that considers the documents prescribed by section 234, subsection 1 of Law No. 19,550 for the fiscal year to end on December 31, 2020, and (ii) to state that Mr. José María Orlando will bear the status of “independent” director pursuant to the criteria established by the Rules of the National Securities Commission.

Furthermore, on same date the Board of Directors approved to appoint Mr. José María Orlando as a member of the Audit Committee.

Yours faithfully,

Grupo Supervielle S.A.
Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 14, 2020	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer